Supplement dated August 5, 2026, to the Annual Notice dated May 1, 2026, for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-1 Series Account

Supplement dated August 5, 2026, to the Annual Notice dated May 1, 2026,

for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-1 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus.

Important Notice Regarding the Reorganization of LVIP American Century International Fund

The Board of Trustees of the Lincoln Variable Insurance Products Trust has approved the reorganization (the “Reorganization”) of the LVIP American Century International Fund (the “Target Portfolio”) with and into the LVIP MFS International Growth Fund (the “Acquiring Portfolio”), see table below.

Target Portfolio and Corresponding Share Class	Acquiring Portfolio and Corresponding Share Class
LVIP American Century International Fund – Standard Class II	LVIP MFS International Growth Fund – Standard Class

The Reorganization is subject to shareholder approval and will be submitted to shareholders of the Target Portfolio for their consideration at a special meeting to be held on or about October 7, 2026. It is anticipated that the Reorganization, if approved by the shareholders, will take place, on or about October 9, 2026 (the “Closing Date”).

On the Closing Date, after the close of business, your Annuity Account Value in the Sub-Account invested in the Target Portfolio at the time of the Reorganization will become invested in the Sub-Account that invests in the corresponding class of the Acquiring Portfolio, and the Target Portfolio will liquidate, cease operations, and will no longer be available for investment. Unless you instruct us otherwise, any allocation instruction you have on file that includes the Target Portfolio will be automatically updated with the Acquiring Portfolio after the Closing Date.

A Proxy Statement/Prospectus will be sent to Contract Owners invested in the Target Portfolio requesting their vote on the proposal, which will include a full discussion of the Reorganization and the factors the Board of Trustees considered in approving the proposal.

Your rights and obligations under the Contract and your Annuity Account Value will not change as a result of the Reorganization. The fees and charges under the Contract will not change and there are no tax consequences to you as a result of the Reorganization.

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As of the Closing Date, this Supplement amends your Annual Notice by removing all references to the Target Portfolio as an Investment Option under the Contract. As of the Closing Date, the Acquiring Portfolio will be added as an Investment Option under your Contract.

On the Closing Date, the table in the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT section is amended to include the following new Investment Option:

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses - Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
International Equity	LVIP MFS International Growth Fund - Standard Class - Lincoln Financial Investments Corporation - Massachusetts Financial Services Company(1)	0.79%	19.11%	7.09%	9.73%

See Annual Notice for footnotes.

If you have any questions regarding this Supplement or if you wish to receive prospectuses for the Acquiring Portfolio, or other Portfolios available under your Contract, you may contact us by writing or calling Protective Life at P.O. Box 1854, Birmingham, AL 35202-0648 or toll free at (800) 838-0650. Please keep this Supplement for future reference. You may also obtain the Acquiring Portfolio and other Portfolio prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.” Please work with your financial representative to determine if your existing allocation instructions should be changed before or after the Closing Date.